CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
EXHIBIT 11 - STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)


                            PRIMARY               FULLY DILUTED
                            Quarter Ended         Quarter Ended
                            March 30, April 1,    March 30, April 1,
                            1996      1995        1996      1995
Earnings

Net earnings                $  9,468  $ 13,196    $  9,468  $ 13,196



Shares

Weighted average shares
 outstanding                  48,019    48,471      48,019    48,471
Common stock equivalents         194       435         299       450


Average shares outstanding    48,213    48,906      48,318    48,921



Per share

Net earnings                $   0.20  $   0.27    $   0.20  $   0.27